Exhibit D

April 29, 2022

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Commissioners:

We have read ICTS International N.V.’s Form 6-K dated April 29, 2022, and we agree with the statements, insofar as they relate to our firm. With respect to all other matters, we have no basis to agree or disagree with the statements made by the registrant.

Very truly yours,

/s/ Mayer Hoffman McCann CPAs
(The New York Practice of Mayer Hoffman McCann P.C.)

New York, New York